UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.: 1)

NORTHERN DYNASTY MINERALS LTD.
(Name of Issuer)

COMMON STOCK – WITHOUT PAR VALUE
(Title of Class of Securities)

66510M204
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 66510M204

1.	NAMES OF REPORTING PERSONS: STIRLING GLOBAL VALUE FUND INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: BARBADOS

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER: 20,080,000(1)

6.	SHARED VOTING POWER: Nil

7.	SOLE DISPOSITIVE POWER: 20,080,000(1)

8.	SHARED DISPOSITIVE POWER: Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,080,000(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 19.6%(2)

12.	TYPE OF REPORTING PERSON: CO

Notes:

(1)

This figure consists of: (i) 12,900,000 shares of common stock held of record by Stirling Global Value Fund Inc.; and (ii) 7,180,000 special warrants that are currently exercisable at no additional cost into 7,180,000 shares of common stock.

(2)	Based on 95,009,864 shares of the Issuer’s common stock issued and outstanding as of December 31, 2014.

The class of equity securities to which this statement relates is shares of common stock, without par value (the “Shares”), of Northern Dynasty Minerals Ltd., a corporation organized under the laws of the Province of British Columbia, Canada (the “Issuer”). The principal executive office of the Issuer is 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1.

CUSIP No. 66510M204

ITEM 1(a).	Name of Issuer:

Northern Dynasty Minerals Ltd.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, Canada V6E 4H1

ITEM 2(a).	Name of Person Filing:

The statement is filed by the Stirling Global Value Fund Inc. (the “Reporting Person”). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is #9 South Ridge, Christ Church, Barbados, BB 17029.

ITEM 2(c).	Citizenship:

Barbados corporation

ITEM 2(d).	Title of Class of Securities:

Common Stock, without par value.

ITEM 2(e).	CUSIP No.:

66510M204

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. 66510M204

(k)	[ ]	Group in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
_____________________________________

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

20,080,000(1)

(1) This figure consists of: (i) 12,900,000 shares of common stock held of record by Stirling Global Value Fund Inc.; and (ii) 7,180,000 special warrants that are currently exercisable at no additional cost into 7,180,000 shares of common stock.

(b)	Percent of class: 19.6%, based on 95,009,864 shares of the Issuer’s common stock issued and outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 20,080,000

ii.	Shared power to vote or to direct the vote: Nil

iii.	Sole power to dispose or to direct the disposition of: 20,080,000

iv.	Shared power to dispose or to direct the disposition of: Nil

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP No. 66510M204

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2015
(Date)

Stirling Global Value Fund Inc.

Per: /s/ Gordon Flatt
Name: Gordon Flatt
Title: President